08005291

a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 30, 2008

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
OCT 15 2008
THOMSON REUTERS

Very truly yours,

Maria Angela Nardone

Encl.

10/9

A2A SpA
Sede legale:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese MI 11957540153
Numero REA 1512841

info@a2a.eu
www.a2a.eu

a2a
energie in comune

PRESS RELEASE

ASPEM VARESE ENTERS IN THE A2A GROUP

Milan, September 30, 2008 - A2A and the Municipality of Varese signed today an agreement by which Aspem will enter into the A2A Group. Aspem is a company active in local public services in the city of Varese and other municipalities in the Province of Varese.

The agreement provides for the acquisition by A2A of 90% of Aspem SpA capital, which controls 100% of Aspem Gas SpA and to which 90% of Varese Risorse SpA will be transferred by de-merger before closing. Aspem SpA also owns 33% of the share capital of Prealpi Servizi SpA.

The Municipality of Varese will continue to maintain around 9.7% of Aspem SpA and 10% of Varese Risorse SpA, and the remaining shareholdings in Aspem SpA is held by other municipalities in the Province of Varese.

Aspem SpA is active in the Municipality of Varese and other municipalities in the province of Varese in the natural gas distribution (with about 100 million cubic meters of gas distributed and about 41,000 customers connected to the network), in the water service (about 60,000 clients) and in the environmental services (where the company covers a territory that includes approximately 107,000 inhabitants). Aspem Gas operates in the sale of gas (over 90 million cubic meters of gas sold), while Varese Risorse manages the district heating of Varese, which has an installed capacity of 52.5 MWt and 5 MWe. Prealpi Servizi, equally owned also by local utilities of the municipalities of Gallarate and Busto Arsizio, operates in the water service in the Province of Varese.

In 2007, on a pro-forma basis, Aspem SpA, Aspem Gas and Varese Risorse have achieved a turnover of around 70 million euros and an EBITDA of € 6.5 million. As of 31.12.2007, net financial debt consolidated pro-forma, which was adversely affected by seasonality of the business, was equal to about € 5 million.

The agreed price for the acquisition is € 47.6 million, which will be paid to the Municipality of Varese with treasury shares, valued at a weighted average quotation of the A2A share in the six months prior to closing (for this purpose this average quotation can not be less than 2.32 euros).

The maximum number of A2A shares attributable to the Municipality of Varese (in case of absence of price adjustment, provided by the contract on the basis of net financial debt as of 31 December 2008) is therefore of about 20.5 million, amounting to about 0.6 % of A2A equity. A 18 months lock-up for the Municipality of Varese on these shares has been agreed.

The Municipality of Varese will have put options on Aspem SpA and Varese Risorse shares exercisable after 3 years from closing (the period for which there is a lock-up on such shares), at a price no higher than the one agreed in the contract signed today.

The closing, expected between late 2008 and early 2009, is conditioned upon clearance by the Antitrust Authority and completion of the demerger for the transfer of 90% of Varese Risorse to Aspem.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END